May 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Spitz, Staff Accountant

Re:	Reliance Global Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Form 10-Q for Fiscal Quarter Ended June 30, 2022
File No. 001-40020

Dear Mr. Spitz:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated January 13, 2023 (the “Comment Letter”), to Reliance Global Group, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022, each as filed with the Commission (File No. 001-40020).

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. For ease of reference, the Staff’s comments are reproduced below in italics and are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 4. Investment in NSURE, Inc., page F-20

1.	Please refer to comment 1. We note the closing date of the purchase agreement was December 31, 2022. Please provide us an update on the purchase, any other transactions related to the agreement and your accounting for the shares at December 31, 2022. Please tell us how you considered whether to recognize a gain related to this purchase contract when the agreement was entered into during the quarter ended June 30, 2022 and tell us any accounting guidance you considered in your determination.

Response: As indicated previously, on May 3, 2022, the Company entered into a Stock Purchase Agreement with Nsure, Inc. (“Nsure”) pursuant to which the Company agreed to sell, and Nsure agreed to purchase, 394,029 shares of Nsure common stock held by the Company in exchange for payment by Nsure to the Company of $2,000,000. Pursuant to the terms of the Stock Purchase Agreement, the transaction was to close on or before December 31, 2022. As of the date hereof, the transaction has not closed and Nsure has not purchased the shares. The Company has continuously measured the investment at cost, less impairment. Pursuant to the terms of the Stock Purchase Agreement, the Company’s sole and exclusive remedy in the event of a breach is $1,000 liquidated damages to be paid by Nsure to the Company on or before January 31, 2023. As of the date hereof, Nsure has not paid the liquidated damages, but the Company considers Nsure to be in breach of the Stock Purchase Agreement. During the quarter ended December 31, 2022 and the quarter ended March 31, 2023, the Company sold all of its Nsure shares to third parties and recovered the cost value. Because the Stock Purchase Agreement provided only nominal liquidated damages in case of breach, the Company did not deem it reasonable or appropriate to recognize a gain from the Stock Purchase Agreement.

The Company measured the NSURE shares subsequent to acquisition in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 321-10-35-2, at cost less impairment since no readily determinable fair value was available to the Company. The Company did not observe any price changes resulting from orderly transactions for identical or similar assets for the years ended December 31, 2022 or 2021.

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2022

Note 7. Earnings (Loss) Per Share, page 18

2.	Please refer to comment 3. Please provide us your materiality analysis, based on the guidance in SAB Topic 1M, supporting your determination that the errors in diluted EPS for the three and six month periods ended June 30, 2022 were immaterial both quantitatively and qualitatively.

Response: Please see Exhibit 1 for our materiality analysis for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022.

Additionally, the Company performed an evaluation of its accounting in connection with the calculation of its basic Earnings Per Share (“EPS”) and diluted EPS for (i) the three months ended March 31, 2022, (ii) the three and six months ended June 30, 2022, and (iii) the three and nine months ended September 30, 2022. The evaluation concluded on May 12, 2023, and identified errors in such calculations. The Company determined that the errors were material to previously-issued financial statements. The errors resulted from improper application of sequencing rules, a miscalculation of the numerator used in the determination of diluted EPS, and a miscalculation of the denominator used in the determination of weighted average shares outstanding for both basic EPS and diluted EPS, and the Company determined that the errors required adjustments of the previously issued financial statements for (i) the three months ended March 31, 2022, (ii) the three and six months ended June 30, 2022, and (iii) the three and nine months ended September 30, 2022. Accordingly, on May 18, 2023, the Company filed an amendment to each of the following Quarterly Reports on Form 10-Q:

●	Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, as filed with the Commission on May 16, 2022 (the “Q1 2022 10-Q”),
●	Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, as filed with the Commission on August 15, 2022, and
●	Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, as filed with the Commission on November 14, 2022,

and restated its consolidated financial statements for each of the aforementioned identified periods in the respective amendments to Quarterly Reports on Form 10-Q/A as follows:

●	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2022, as filed with the Commission on May 18, 2023 (the “Q1 2022 10-Q/A”),
●	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2022, as filed with the Commission on May 18, 2023 (the “Q2 2022 10-Q/A”), and
●	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2022, as filed with the Commission on May 18, 2023 (the “Q3 2022 10-Q/A”).

3.	Please refer to comment 3. Please revise to include the effect of the Series B warrant liability in your determination of the weighted average shares, as adjusted-denominator diluted computation line item for the three months ended June 30, 2022 detailed in Exhibit A or tell us why it should not be included.

Response: Because the warrants underlying the warrant liability may be settled in cash or shares, the Company followed the guidance in ASC 260-10-45-45 which states:

If an entity issues a contract that may be settled in common stock or in cash at the election of either the entity or the holder, the determination of whether that contract shall be reflected in the computation of diluted EPS shall be made based on the facts available each period. It shall be presumed that the contract will be settled in common stock and the resulting potential common shares included in diluted EPS (in accordance with the relevant provisions of this Topic) if the effect is more dilutive.

In accordance with ASC 260-10-45-45, the effect of potential share settlement should be included in the diluted EPS calculation (if the effect is more dilutive) for any instrument that contains a provision that requires or permits share settlement (regardless of whether the election is at the option of an entity or the holder, or if the entity has a history or policy of cash settlement).

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

As noted in the above response to Comment 2, on May 18, 2023, the Company filed the Q2 2022 10-Q/A, and for the three months ended June 30, 2022, the Company did not include an adjustment to the numerator or denominator in its calculation of diluted EPS because the adjustment is anti-dilutive. The number of shares repurchased with the exercise proceeds totaled 15,098,070, which exceeded the number of shares issued of 10,024,491 upon exercise, which is considered anti-dilutive.

Further, in the Q2 2022 10-Q/A, for the six months ended June 30, 2022, the Company included an adjustment to the numerator and denominator in its calculation of diluted EPS because the adjustment is dilutive. The number of shares repurchased with the exercise proceeds totaled 9,377,576, which did not exceed the number of shares issued of 10,024,491 upon exercise. The Company reduced net income by $26,625,915, equal to the marked-to-market gain on the warrant liability and increased its common shares outstanding by 646,915 (the incremental shares issued upon exercise of the Series B warrants).

4.	Please refer to comment 3. Please tell us if the basic or diluted earnings per share disclosed in your March 31, 2022, or September 30, 2022 Forms 10-Q also had a similar error. If so, please explain the error, show us the corrected calculations and the impact of the error and amend the applicable Forms 10-Q to correct the error in accordance with ASC 250 and consider the need to file a Form 8-K Item 4.02.

Response: The diluted earnings per share disclosed in the Q1 2022 10-Q and the Q3 2022 10-Q had similar errors due to the improper sequencing of potentially dilutive securities and errors identified in our calculation of basic EPS. The errors have been corrected in the Q1 2022 10-Q/A and the Q3 2022 10-Q/A, respectively.

In the Q1 2022 10-Q, we incorrectly included a series of anti-dilutive securities in the denominator, which had an anti-dilutive effect on our diluted EPS calculation. The error has been corrected in the Q1 2022 10-Q/A.

In the Q3 2022 10-Q, for the three months ended September 30, 2022, we incorrectly reduced basic net income for the change in fair value of the Series B warrant liability and placement agent warrant liability. The potential common shares issuable upon share settlement are anti-dilutive and the fair value adjustment should be excluded from the numerator. Further, potentially dilutive securities from the Series B convertible preferred stock and non-vested stock awards should be included in diluted EPS. In addition, for the nine months ended September 30, 2022, we incorrectly reduced basic net income for the change in fair value of the Series B warrant liability. The potential common shares issuable upon share settlement are anti-dilutive and the fair value adjustment should be excluded from the numerator. Further, dilutive securities from the Series B convertible preferred stock and non-vested stock awards should be included diluted EPS. The error has been corrected in the Q3 2022 10-Q/A.

The following tables set forth the effects of the adjustments on affected items within the Q1 2022 10-Q and the Q3 2022 10-Q, had the adjustments been made in the appropriate quarters (without giving effect to the 1-for-15 reverse stock split that became effective on February 23, 2023 (the “Reverse Split”)):

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

Condensed Consolidated Statement of Operations

	Three Months Ended March 31, 2022
	As Reported	Adjustment	As Corrected

Basic earnings per share	$0.13	$0.03	$0.16

Diluted loss per share	$(0.42)	$(0.23)	$(0.65)

Weighted average number of shares outstanding – Basic	18,225,241	(3,516,703)	14,708,538

Weighted average number of shares outstanding - Diluted	23,599,275	(5,667,246)	17,932,029

	Three Months Ended September 30, 2022
	As Reported	Adjustment	As Corrected

Basic earnings per share	$0.35	$-	$0.35

Diluted (loss) earnings per share	$(0.10)	$0.41	$0.31

Weighted average number of shares outstanding – Basic	17,424,267	(70,182)	17,354,085

Weighted average number of shares outstanding - Diluted	17,424,267	2,148,902	19,573,169

	Nine Months Ended September 30, 2022
	As Reported	Adjustment	As Corrected

Basic earnings per share	$1.10	$0.09	$1.19

Diluted (loss) earnings per share	$(0.78)	$1.82	$1.04

Weighted average number of shares outstanding – Basic	17,320,146	(1,277,129)	16,043,017

Weighted average number of shares outstanding - Diluted	17,320,146	977,189	18,297,335

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

The Company determined the errors to be material to the previously-issued financial statements taken as a whole, and therefore, filed the Q1 2022 10-Q/A and the Q3 2022 10-Q/A.

The following tables set forth the effects of the adjustments on affected items within the Q1 2022 10-Q and the Q3 2022 10-Q, as adjusted to give effect to the Reverse Split and resultant rounding, and as presented in the Q1 2022 10-Q/A and the Q3 2022 10-Q/A, respectively:

	Three Months Ended March 31, 2022
	As Reported	Adjustment	As Corrected

Basic earnings per share	$1.95	$0.51	$2.46

Diluted loss per share	$(6.30)	$(3.39)	$(9.69)

Weighted average number of shares outstanding – Basic	1,215,016	(234,447)	980,569

Weighted average number of shares outstanding – Diluted	1,573,285	(377,805)	1,195,480

	Three Months Ended September 30, 2022
	As Reported	Adjustment	As Corrected

Basic earnings (loss) per share	$5.25	$(0.04)	$5.29

Diluted (loss) earnings per share	$(1.50)	$6.19	$4.69

Weighted average number of shares outstanding – Basic	1,161,618	(4,679)	1,156,939

Weighted average number of shares outstanding – Diluted	1,161,618	143,260	1,304,878

	Nine Months Ended September 30, 2022
	As Reported	Adjustment	As Corrected

Basic earnings per share	$16.50	$1.29	$17.79

Diluted (loss) earnings per share	$(11.70)	$27.30	$15.60

Weighted average number of shares outstanding – Basic	1,154,676	(85,142)	1,069,534

Weighted average number of shares outstanding – Diluted	1,154,676	64,146	1,219,822

5.	Please refer to comment 4. We note your reconciliation of the weighted average common shares outstanding included in the basic EPS calculation for the three-months and six-months ended June 30, 2022, included in response 6 in your October 7, 2022 response letter. Please address the following:

●	Please provide us a detailed calculation of the weighted average common shares outstanding used in the basic and diluted EPS calculation for each period disclosed in the March 31, 2022, June 30, 2022 and September 30, 2022 Forms 10-Q.

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

●	Please ensure the information provided clearly details the starting amount (e.g., the 15,638,236 and 13,071,072 amounts previously disclosed in response 6 in your October 7, 2022 response letter) and reconcile these amounts to the common share amounts disclosed in the Statements of Stockholders’ Equity roll forward on page 5 of the September 30, 2022 Form 10-Q.

Response: During the Company’s closing for the year ended December 31, 2022, we identified errors in our calculation of basic EPS for each 2022 fiscal year period disclosed in the Q1 2022 10-Q, the Q2 2022 10-Q, and the Q3 2022 10-Q. Please see below the revised detailed calculation of the weighted average common shares outstanding in the basic and diluted EPS calculation for each period (without giving effect to the Reverse Split).

	Date Range		Issued		QTD Days	QTD Weighted	YTD Days	YTD Weighted
	Issuance	End	Shares	Cumulative	Outstanding	Average	Outstanding	Average
a)	1/1/2022	1/2/2022	11,122,419	11,122,419			2	22,244,838
b)	1/3/2022	1/3/2022	15,000	11,137,419			1	11,137,419
c)	1/4/2022	1/4/2022	240,000	11,377,419			1	11,377,419
d)	1/5/2022	1/9/2022	2,730,892	14,108,311			5	70,541,555
e)	1/10/2022	1/17/2022	606,037	14,714,348			8	117,714,784
f)	1/18/2022	3/21/2022	60,000	14,774,348			63	930,783,924
g)	3/22/2022	3/31/2022	1,222,498	15,996,846			10	159,968,460

							90	14,708,538

h)	4/1/2022	6/30/2022	40,510	16,037,356	91	1,459,399,396	91	1,459,399,396

					91	16,037,356	181	15,376,618

	7/1/2022	8/3/2022	-	16,037,356	34	545,270,104	34	545,270,104
i)	8/4/2022	8/14/2022	1,843,037	17,880,393	11	196,684,323	11	196,684,323
j)	8/15/2022	8/17/2022	(415)	17,879,978	3	53,639,934	3	53,639,934
k)	8/18/2022	8/23/2022	(736)	17,879,242	6	107,275,452	6	107,275,452
l)	8/24/2022	9/29/2022	376,047	18,255,289	37	675,445,693	37	675,445,693
m)	9/30/2022	9/30/2022	5,000	18,260,289	1	18,260,289	1	18,260,289

					92	17,354,085	273	16,043,017

a.	Beginning shares outstanding plus 6,000 shares issued upon vesting of stock award
b.	Shares issued for services
c.	Warrant exercise
d.	2,670,892 shares issued upon closing of the Securities Purchase Agreement on 1/5/2022 with institutional investors, and 60,000 shares issued upon exercise of warrants
e.	Shares issued pursuant to Medigap
f.	Warrant exercise
g.	Prepaid warrants issued pursuant to Exchange Agreements
h.	Vested stock award
i.	Conversion of Preferred Series B – Armistice Capital Master Fund Ltd.
j.	Cashless exercise - Series D warrant
k.	Cashless exercise - Series D warrant
l.	Conversion of Preferred Series B – Hudson Bay Master Fund Ltd.
m.	Vested stock award

Please see below our calculations for diluted EPS for the respective identified period (without giving effect to the Reverse Split):

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

For the three months ended March 31, 2022

Step 1:

Calculate basic EPS

Net income	$9,340,000
Deemed dividend	(6,930,335)
Net income, numerator, basic computation	2,409,665

Weighted average shares - denominator basic computation	14,708,538

EPS – Basic	$0.16

Step 2:

Calculate the potential common shares related to options under the Treasury Method

None, all options are out of the money

Step 3:

Determine the earnings per incremental share for each class of security. See sequencing below.

Determination of Earnings Per Incremental Share

	Increase (Decrease) in Income	Increase in Number of Common Shares	Earnings Per Incremental Share
Series A warrants	$-	8,072	$-
Warrant liability	(13,992,664)	3,223,671	(4.34)
Options	-	-	-
Series A convertible preferred stock	-	-	-
Series B convertible preferred stock	-	2,219,084	-
Non-vested stock awards	-	7,771	-

Other dilutive instruments included in basic EPS
Series C prepaid warrants	-	3,276,929	-
Series D prepaid warrants	-	1,222,498	-
Vested stock awards	-	160,310

Step 4:

Compute diluted EPS	Income	Common Shares	Diluted EPS

As reported for basic	$2,409,665	14,708,538	$0.16

Warrant liability effect on EPS	(13,992,664)	3,223,671

Stop here	(11,582,999)	17,932,209	(0.65)

Non-vested stock awards	-	7,771

Stop here	(11,582,999)	17,939,980	(0.65)

Series B convertible preferred stock	-	2,219,084	-

	(11,582,999)	20,159,064	(0.57)

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

For the three months ended June 30, 2022

Step 1:

Calculate basic EPS

Net income	$10,495,691
Deemed dividend	-
Net income, numerator, basic computation	10,495,691

Weighted average shares - denominator basic computation	16,037,356

EPS – basic	$0.65

Step 2:

Calculate the potential common shares related to options under the Treasury Method

None, all options are out of the money

Step 3:

Determine the earnings per incremental share for each class of security. See sequencing below.

Determination of Earnings Per Incremental Share

	Increase (Decrease) in Income	Increase in Number of Common Shares	Earnings Per Incremental Share
Series A warrants	$-	(2,050,042)	$-
Warrant liability	(12,633,251)	(5,073,579)	2.49
Options	-	-	-
Series A convertible preferred stock	-	-	-
Series B convertible preferred stock	-	2,219,084	-
Non-vested stock awards	-	31,915	-

Other dilutive instruments included in basic EPS
Series C prepaid warrants	-	1,676,737	-
Series D prepaid warrants	-	1,222,498	-
Vested stock awards	$-	200,820	$-

Step 4:

Compute diluted EPS	Income	Common Shares	Diluted EPS

As reported for basic	$10,495,691	16,037,356	$0.65

Series B warrants	-	-

	10,495,691	16,037,356	0.65

Series B convertible preferred	-	2,219,084

	10,495,691	18,256,440	0.57

Non-vested stock awards	-	31,915	-

	$10,495,691	18,288,355	$0.57

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

For the six months ended June 30, 2022

Step 1:

Calculate basic EPS

Net income	$19,835,692
Deemed dividend	(6,930,335)
Net income, numerator, basic computation	12,905,357

Weighted average shares - denominator basic computation	15,376,618

EPS – Basic	$0.84

Step 2:

Calculate the potential common shares related to options under the Treasury Method

None, all options are out of the money

Step 3:

Determine the earnings per incremental share for each class of security. See sequencing below.

Determination of Earnings Per Incremental Share

	Increase (Decrease) in Income	Increase in Number of Common Shares	Earnings Per Incremental Share
Series A Warrants	$-	(631,087)	$-
Warrant liability	(26,625,915)	646,915	(41.16)
Options	-	-	-
Series A convertible preferred stock	-	-	-
Series B convertible preferred stock	-	2,219,084	-
Non-vested stock awards	-	46,084	-

Other dilutive instruments included in basic EPS
Series C prepaid warrants	-	-	-
Series D prepaid warrants	-	1,222,498	-
Vested stock awards	$-	200,820	$-

Step 4:

Compute diluted EPS	Income	Common Shares	Diluted EPS

As reported for basic	$12,905,357	15,376,618	$0.84

Warrant liability	(26,625,915)	646,915

Stop here	(13,720,558)	16,023,533	(0.86)

Non-vested stock awards	-	46,084

Becomes anti-dilutive	(13,720,558)	16,069,617	(0.85)

Series B convertible preferred stock	-	2,219,084	-

	$(13,720,558)	18,288,701	$(0.75)

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

For the three months ended September 30, 2022

Step 1:

Calculate basic EPS

Net income	$6,122,093
Deemed dividend	-
Net income, numerator, basic computation	6,122,093

Weighted average shares - denominator basic computation	17,354,085

EPS – basic	$0.35

Step 2:

Calculate the potential common shares related to options under the Treasury Method

None, all options are out of the money

Step 3:

Determine the earnings per incremental share for each class of security. See sequencing below.

	Increase (Decrease) in Income	Increase in Number of Common Shares	Earnings Per Incremental Share
Series A warrants	$-	(8,332,554)	$-
Warrant liability	(7,919,315)	(30,401,410)	0.26
Options	-	-	-
Series A convertible preferred stock	-	-	-
Series B convertible preferred stock	-	2,219,084	-
Non-vested stock awards	-	(21,644)	-

Other dilutive instruments included in basic EPS
Series C prepaid warrants	-	-	-
Series D prepaid warrants	-	-	-
Vested stock awards	$-	205,820	$-

Step 4:

Compute diluted EPS	Income	Common Shares	Diluted EPS

As reported for basic	$6,122,093	17,354,085	$0.35

Series B warrants	-	-

	6,122,093	17,354,085	0.35

Series B convertible preferred	-	2,219,084

Diluted EPS	$6,122,093	19,573,169	$0.31

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

For the nine months ended September 30, 2022

Step 1:

Calculate basic EPS

Net income	$25,957,785
Deemed dividend	(6,930,335)
Net income, numerator, basic computation	19,027,450

Weighted average shares - denominator basic computation	16,043,017

EPS - basic	$1.19

Step 2:

Calculate the potential common shares related to options under the Treasury Method

None, all options are out of the money

Step 3:

Determine the earnings per incremental share for each class of security. See sequencing below.

	Increase (Decrease) in Income	Increase in Number of Common Shares	Earnings Per Incremental Share
Series A warrants	$-	(1,454,563)	$-
Warrant liability	(34,545,230)	(2,672,913)	12.92
Options	-	-	-
Series A convertible preferred stock	-	-	-
Series B convertible preferred stock	-	2,219,084	-
Non-vested stock awards	-	35,234	-

Other dilutive instruments included in basic EPS
Series C prepaid warrants	-	-	-
Series D prepaid warrants	-	-	-
Vested stock awards	$-	205,820	$-

Step 4:

Compute diluted EPS	Income	Common Shares	Diluted EPS

As reported for basic	$19,027,450	16,043,017	$1.19

Warrant liability	-	-

Diluted	19,027,450	16,043,017	1.19

Series B convertible preferred stock	-	2,219,084

Diluted	19,027,450	18,262,101	1.04

Non-vested stock award	-	35,234	-

Diluted EPS	$19,027,450	18,297,335	$1.04

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

The following tables set forth the preceding diluted EPS disclosures as adjusted to give effect to the Reverse Split and resultant rounding, and as presented in the Q1 2022 10-Q/A, Q2 2022 10-Q/A, and Q3 2022 10-Q/A, as the case may be:

	Three Months Ended
	March 31, 2022	March 31, 2021
Net income (loss)	$9,340,000	$(613,926)
Deemed dividend	(6,930,335)	-
Net income (loss), numerator, basic computation	2,409,665	(613,926)
Recognition and change in fair value of warrant liabilities	(13,992,664)	-
Net loss, numerator, diluted computation	$(11,582,999)	$(613,926)

Weighted average shares - denominator basic computation	980,569	502,825
Effect of Series B warrant liabilities	214,911	-
Weighted average shares, as adjusted - denominator diluted computation	1,195,480	502,825
Earnings (loss) per common share - basic	$2.46	$(1.22)
Loss per common share - diluted	$(9.69)	$(1.22)

	Three Months	Three Months
	Ended	Ended
	June 30, 2022	June 30, 2021
Net income (loss), numerator, basic and diluted computation	$10,495,691	$(1,276,886)

Weighted average shares - denominator basic computation	1,069,157	728,966
Effect of stock awards	2,128	-

Effect of preferred stock	147,939	-
Weighted average shares, as adjusted - denominator diluted computation	1,219,224	728,966
Earnings (loss) per common share – basic	$9.82	$(1.75)
Earnings (loss) per common share – diluted	$8.61	$(1.75)

	Six Months	Six Months
	Ended	Ended
	June 30, 2022	June 30, 2021
Net income (loss)	$19,835,692	$(1,890,812)
Deemed dividend	(6,930,335)	-
Net income (loss), numerator, basic computation	12,905,357	(1,890,812)
Recognition and change in fair value of warrant liability	(26,625,915)	-
Net loss, numerator, diluted computation	$(13,720,558)	$(1,890,812)

Weighted average shares - denominator basic computation	1,025,108	617,316
Effect of Series B warrant liability	43,128	-
Weighted average shares, as adjusted - denominator diluted computation	1,068,236	617,316
Earnings (loss) per common share - basic	$12.59	$(3.06)
Loss per common share - diluted	$(12.84)	$(3.06)

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

	Three Months	Three Months
	Ended	Ended
	September 30, 2022	September 30, 2021
Net income (loss), numerators, basic and diluted computation	$6,122,093	$(595,233)

Weighted average shares - denominator basic computation	1,156,939	729,629
Effect of series B convertible preferred shares	147,939	-
Weighted average shares, as adjusted - denominator diluted computation	1,304,878	729,629
Earnings (loss) per common share – basic	$5.29	$(0.82)
Earnings (loss) per common share – diluted	$4.69	$(0.82)

	Nine Months	Nine Months
	Ended	Ended
	September 30, 2022	September 30, 2021
Net income (loss)	$25,957,785	$(2,486,045)
Deemed dividend	(6,930,335)	-
Net income (loss), numerator, basic and diluted computation	$19,027,450	$(2,486,045)

Weighted average shares - denominator basic computation	1,069,534	653,939
Effect of series B convertible preferred stock	147,939	-
Non-vested stock awards	2,349	-
Weighted average shares - denominator diluted computation	1,219,822	653,939
Earnings (loss) per common share - basic	$17.79	$(3.80)
Earnings (loss) per common share - diluted	$15.60	$(3.80)

●	Please explain to us the basis for any material adjustment(s) to stockholders’ equity common share amounts.

Response: For all periods presented, there were no adjustments to stockholders’ equity common share amounts. A reconciliation of cumulative shares outstanding per our weighted average shares outstanding calculation and the number of shares outstanding per our statement of stockholders’ equity is as follows (without giving effect to the Reverse Split):

Q1 2033 Reconciliation
15,996,846	Cumulative
(3,276,929)	Less: Prepaid Series C Warrants
(1,222,498)	Less: Prepaid Series D Warrants
(160,310)	Less: Vested 1/1/22 and unissued stock awards
11,337,109	Sum
11,337,109	Per Equity Rollforward
-	Difference

Q2 2022 Reconciliation
16,037,356	Cumulative
-	Less: Prepaid Series C Warrants
(1,222,498)	Less: Prepaid Series D Warrants
(200,820)	Less: Vested 1/1/22 and unissued stock awards
14,614,038	Sum
14,614,038	Per Equity Rollforward
-	Difference

Q3 2022 Reconciliation
18,260,289	Cumulative
-	Less: Prepaid Series C Warrants
-	Less: Prepaid Series D Warrants
(205,820)	Less: Vested 1/1/22 and unissued stock awards
18,054,469	Sum
18,054,469	Per Equity Rollforward
-	Difference

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

●	Please explain to us how you measured the impact, if any, of the Series C and D warrants for each calculation and tell us how your treatment is consistent with the guidance in ASC 260-10-S99-1 or any other relevant guidance.

Response: The Company determined that the Series C and D warrants impact the calculation of basic EPS because they are contingently issuable shares for little or no consideration. This is consistent with the guidance in ASC 260-10-45-13 which states:

45-13 Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares. Thus, contingently issuable shares include shares that meet any of the following criteria:

a. They will be issued in the future upon the satisfaction of specified conditions.

b. They have been placed in escrow and all or part must be returned if specified conditions are not met.

c. They have been issued but the holder must return all or part if specified conditions are not met.

The Series C and D warrants were issued in connection with an exchange transaction. Because the transaction represents an exchange of equity shares for financial instruments (i.e., warrants), an important consideration is whether the warrants are classified as liability or equity. The Company considered the cash settlement feature in the Series C Warrants where the Company is required to pay cash to the counterparty if settlement of a notice to exercise would otherwise result in issuance of shares beyond what is allowed without shareholder approval under continued listing rules of The Nasdaq Stock Market (“Nasdaq”).

As previously disclosed, on January 31, 2022, the Company received a deficiency notification from Nasdaq regarding the issuance of shares of its common stock to the sellers in closing of the January 10, 2022 Medigap acquisition, which Nasdaq determined to aggregate with its shares of common stock issued in the Company’s January 6, 2022 private placement in violation of Nasdaq Listing Rule 5635(a). The Company provided Nasdaq with a remediation plan which was accepted by Nasdaq.

Pursuant to this plan of remediation, the investors party to that certain securities purchase agreement, dated as of December 22, 2021, by and among the Company and such investors entered into exchange agreements with the Company pursuant to which they exchanged a total of 2,670,892 shares of Company common stock for 2,670,892 Series C Warrants and 1,222,498 Series D Warrants. Medigap also entered into an exchange agreement with the Company pursuant to which Medigap exchanged 606,037 shares of common stock issued to it for 606,037 Series C Warrants. The Series C Warrants were exercisable into Company common stock on a one-for-one basis immediately upon effectiveness of shareholder approval of the January 4, 2022 financing and the January 11, 2022 Medigap transaction. Nine shareholders constituting a majority of the issued and outstanding shares of the Company signed a written consent approving the January 4, 2022 financing and January 11, 2022 Medigap transaction on March 18, 2022 and reconfirmed as of March 31, 2022. The approval became effective on the 20th calendar day subsequent to filing the Company’s definitive information statement on Schedule 14C on April 18, 2022.

A condition to closing the investor exchange agreements was receipt of shareholder approval of the issuance of shares of common stock upon conversion of the Series C Warrants. Shareholders approved the issuance, and therefore, this condition was met. Since the issuance of shares is not subject to    a shareholder vote, they would be included in the computation of basic and diluted EPS.

Accounting for the exchange of common stock with equity classified warrants would simply involve reclassification of the originally issued common stock’s par value to additional paid-in capital. In this case, determining the fair value of the Series C Warrants would not be required. Regardless of whether the Series C Warrants were exercised and settled during the subsequent events period, the underlying shares would be considered outstanding for both basic and diluted EPS pursuant to ASC 260-10-45-13 because exercise of the warrants does not require payment of substantive consideration by the counterparty.

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

For the Series D warrants, such warrants represented additional consideration to entice the investors to accept the exchange offer. There is no explicit guidance addressing this type of transaction; however, we think it would be reasonable to analogize to Commission guidance (i) on induced conversion of preferred stock, and (ii) pursuant ASC 260-10-S99-1, which states “[r]egistrants must follow GAAP in determining whether the recognition of compensation expense for any issuances of equity instruments to employees is necessary.” Accordingly, the Company considered the issuance of the Series D warrants as additional consideration transferred to induce the counterparty to convert and recorded a deemed dividend at fair value, reducing income available to common stockholders in the calculation of basic EPS in the amount of $6,930,335. Similar to the Series C Warrants, the Series D Warrants should be treated as outstanding in the calculation of both basic and diluted EPS. Further, the Company reduced the numerator in its calculation of basic net income in the amount of $6,930,335 which represents the additional consideration for the Series D warrants.

As the exercise of the Series C and D warrants does not require payment of substantive consideration by the counterparty, the Company relied on the guidance of ASC 260-10-45-13, which states “shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent).” Therefore, the underlying shares for these warrants were included in basic and diluted EPS calculations with its weighting beginning on the date the transaction occurred.

We thank you in advance for your time and attention to this matter. Please do not hesitate to contact us should you have any questions or wish to discuss anything.

Sincerely,

/s/ Joel Markovits

Joel Markovits
Chief Financial Officer

cc:	Michael Volley/Securities and Exchange Commission
Laura Anthony, Esq./Anthony L.G., PLLC

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

EXHIBIT 1

The Company conducted an analysis under Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), relating to the identified misstatements resulting from errors in the Company’s calculation of basic and diluted EPS for the periods ended March 31, 2022, June 30, 2022, and September 30, 2022. The analysis resulted in the conclusion that the previous errors in basic and diluted EPS for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022 were material. The analysis was reviewed by the Audit Committee of our Board of Directors on May 12, 2023. The Audit Committee agreed with management’s conclusions. Our analysis is set forth below.

Materiality Analysis

In order to determine materiality of the error, we utilized guidance in SAB 99 and SAB 108. Our SAB 108 analysis includes a materiality assessment based on both the “rollover” and “iron curtain” approach. The “rollover” approach requires an assessment of the error based on the current year income statement. The “iron curtain” approach requires the Company to assess the impact of the error based on correcting the balance sheet at the end of the current period, regardless of the year when the error originated (sometimes referred to as the “balance sheet” approach).

Under SAB 99, “one rule of thumb in particular suggests that misstatements or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances.” The Commission stated in SAB 99 that it has no objection to use such a “rule of thumb,” but noted that quantifying in percentage terms the magnitude of the misstatement is only the beginning of an analysis of materiality. Per SAB 99, “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” As detailed in the FASB Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion of a correction of the item.” In other words, both quantitative and qualitative factors must be considered.

Set forth herein are the quantitative and qualitative considerations based on SAB 99 and SAB 108 related to the error in diluted EPS (without giving effect to the Reverse Split).

Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31, 2022
	$ / Share Count Change	% Change

Basic earnings per share	$0.03	23.08%

Diluted loss per share	$(0.23)	(54.76)%

Weighted average number of shares outstanding – Basic	(3,516,703)	(19.30)%

Weighted average number of shares outstanding – Diluted	(5,667,246)	(24.01)%

Division of Corporation Finance, Office of Finance

Securities and Exchange Commission

May 25, 2023

	For the Three Months Ended June 30, 2022		For the Six Months Ended June 30, 2022
	$ / Share Count Change	% Change	$ / Share Count Change	% Change

Basic earnings per share	$0.09	16.07%	$0.09	12.00%

Diluted earnings (loss) per share	$0.67	670.00%	$(0.27)	45.76%

Weighted average number of shares outstanding – Basic	(2,700,934)	(14.41)%	(1,861,667)	(10.80)%

Weighted average number of shares outstanding – Diluted	(2,732,850)	(13.02)%	(4,111,196)	(20.42)%

	For the Three Months Ended September 30, 2022		For the Nine Months Ended September 30, 2022
	$ / Share Count Change	% Change	$ / Share Count Change	% Change

Basic earnings per share	$-	-%	$0.09	8.18%

Diluted earnings per share	$0.41	410.00%	$1.82	233.33%

Weighted average number of shares outstanding – Basic	(70,182)	(0.40)%	(1,277,129)	(7.37)%

Weighted average number of shares outstanding – Diluted	2,148,902	12.33%	(977,189)	5.64%

The Company concluded that the change to diluted EPS was material based on the following:

-	The dollar and percentage changes appear significant as they are greater than the “rule of thumb” used for making an initial “first step” evaluation of the magnitude of potential errors, and the Company believes that a reasonable person will consider the change important in light of surrounding circumstances.

-	In particular, the Company believes that errors in basic and diluted earning per share, including errors as much as 23.08% for basic EPS and 670% for diluted EPS would represent a material impact for our investors. The errors are the result of improperly accounting for the weighted average share calculations, the marked-to-market gain and its impact on diluted EPS.

-	The Company believes that its investors and financial analysts may view basic and diluted EPS as an important indicator of the Company’s core operating performance. Further, for the three months ended June 30, 2022, there is a change in trend in diluted EPS, and that trend went from a diluted loss per share to diluted income per share, this change in trend could mislead the investor as to the Company’s operating results.

Conclusion

Accordingly, after consideration of both quantitative and qualitative factors, the Company concluded the errors were material to the prior periods’ financial statements.